ARTICLES OF AMENDMENT

to the

ARTICLES OF INCORPORATION

OF CLX EXPLORATION, INC.

MARCH 26, 1993

Article 1 of the Articles of Incorporation shall be amended to read in its entirety as follows:

Name

The name of the Corporation shall be “CLX Energy, Inc.”